Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Reports Record Third Quarter 2017; Revenue More Than Doubles to $17.2 Million

- Recurring Revenue Increased 63% Year-over-Year -

- Conference Call Today at 8:30 AM EST (3:30PM IST) -

CAESAREA, Israel – November 7, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of robotic guidance systems, reported record third quarter revenue of $17.2 million. As previously announced, the Company received purchase orders for 22 systems in the 2017 third quarter, including 19 Mazor X systems.

Recent Significant Highlights

•
Entered the next phase of its strategic partnership with Medtronic assuming exclusive worldwide distribution of the Mazor X system, and Medtronic making a $40 million third tranche investment in Mazor.  On November 1, Mazor and Medtronic completed the transfer of Mazor X capital sales, clinical sales and support activities to Medtronic and the absorption of 29 former Mazor employees into the Medtronic robotic sales team.

•	Received CE approval of the Mazor X system, allowing Medtronic to market the Mazor X in the European Union, as well as other countries that recognize the CE Mark.

•
Interim data from the first multi-center prospective study of spinal surgical robotics was presented at the North American Spine Society (NASS) annual meeting, demonstrating that spinal surgeries performed using Mazor Robotics’ proprietary Mazor Core™ technology have a five-fold reduction in surgical complications and a seven-fold reduction in revision surgeries, compared to freehand-based minimally invasive lumbar fusion surgeries.

“We delivered record quarterly revenue and more than doubled last year’s Q3 results,” commented Ori Hadomi, Chief Executive Officer. “Our performance demonstrates that we are executing our objectives to drive market penetration and increased utilization of our systems. We entered the next phase with Medtronic, our commercial partner, for the Mazor X system and the smooth transition ensures continued sales momentum while significantly lowering our operating costs beginning Q4 2017. In addition to the operational achievements, the recent prospective data results that were presented at NASS are a game changer for Mazor as it validates the strength of our proprietary Mazor Core ™ technology and reinforces the patient value and economic proposition of our systems.”

THIRD QUARTER 2017 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended September 30, 2017 increased 126% to $17.2 million compared to $7.6 million in the year-ago third quarter. U.S. revenue increased 170% to $15.4 million compared to $5.7 million in the year-ago third quarter, as the Company recognized revenue from 17 systems (16 Mazor X and one Renaissance) compared to six systems (three Mazor X and three Renaissance) in the third quarter of 2016. International revenue was $1.8 million compared to $1.9 million in the year-ago third quarter. Recurring revenue from kits sales, services and other increased 63% to $7.0 million in the third quarter of 2017 compared to $4.3 million in the year-ago third quarter, which is primarily attributed to the higher system installed base. The Company ended the quarter with a backlog of 17 systems (15 Mazor X and two Renaissance).  As of September 18, 2017, Medtronic assumed exclusive worldwide distribution of the Mazor X under the Exclusive Lead Sharing and Distribution Agreement signed between the parties. The contracted pricing with Medtronic is at a lower rate than Mazor realized through its direct sales channel.

The Company’s gross margin for the three months ended September 30, 2017 was 69.2% compared to 65.7% in the year-ago third quarter. Total operating expenses were $15.7 million compared to $10.6 million in the year-ago third quarter primarily reflecting the Company’s increased investment in sales and marketing activities.  The Company’s sales and marketing expenses are now expected to decrease as Medtronic assumed commercial responsibility for the Mazor X, effective September 18, 2017.  Operating loss was $3.8 million compared to an operating loss of $5.6 million in the year-ago third quarter. Net loss for the third quarter of 2017 was $3.7 million, or $0.07 per share, compared to a net loss of $5.2 million, or $0.11 per share, for the year-ago third quarter.

Cash used in operating activities during the 2017 third quarter was $2.9 million compared to $4.6 million used in operating activities in the year-ago third quarter. The lower cash use is due to the significantly higher revenue in the 2017 third quarter.   As of September 30, 2017, cash, cash equivalents and investments totaled $98.8 million.

THIRD QUARTER 2017 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation relates to non-cash expenses in the amount of $2.6 million with respect to share-based payments and amortization of intangible assets recorded in the third quarter of 2017. On a non-GAAP basis, the net loss in the third quarter of 2017 was $1.0 million, or $0.02 per share, compared to $4.9 million, or $0.11 per share, for the year-ago third quarter.

NINE MONTHS ENDED SEPTEMBER 30, 2017 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

For the nine months ended September 30, 2017, revenue increased 99% and totaled $44.4 million compared to $22.3 million for the nine months ended September 30, 2016, due to higher system sales and an increase in recurring revenue. Recurring revenue totaled $18.5 million, an increase of 50% compared to $12.3 million in the nine months ended September 30, 2016. The growth in recurring revenue is attributed to the increase in the installed base and high utilization of the Company’s robotic guidance systems, both in the U.S. and globally.  Gross margin for the nine months ended September 30, 2017 was 68.0% compared with 72.3% in the nine months ended September 30, 2016.  This expected decrease is attributed mainly to the higher manufacturing costs of the Mazor X compared to the Renaissance system. Net loss for the nine months ended September 30, 2017 was $12.6 million, or $0.26 per share, compared to a net loss of $14.4 million, or $0.33 per share, in the first nine months of 2016.

NINE MONTHS ENDED SEPTEMBER 30, 2017 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the first nine months of 2017 was $7.3 million, or $0.15 per share, compared to a net loss of $12.9 million, or $0.29 per share, in the first nine months of 2016.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss its third quarter financial results as well as recent corporate developments on November 7, 2017 at 8:30 AM EST (3:30 PM IST). Investors within the United States interested in participating are invited to call 800-298-0498.  Participants in Israel can use the toll-free dial-in number 1-80-924-6042. All other international participants can use the dial-in number 719-457-2654. For all callers, refer to Conference ID 5718138.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-866-375-1919 and reference the Replay Access Code: 5718138. All international callers can dial +1 719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, net loss and basic and diluted earnings per share that exclude the effects of capitalization of development costs, non-cash expense of amortization of intangible assets and share-based payments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance System enables surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding continued sales momentum and significantly lower operating costs beginning Q4 2017, the recent prospective data results presented at NASS being a game changer for the Company, the expected decrease in sales and marketing expenses,  and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646.445.4800

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(in thousands, except per share data)
(UNAUDITED)

	Nine month period		Three month period
	ended September 30,		ended September 30,
	2017	2016	2017	2016
Revenue	$44,378	$22,336	$17,204	$7,633

Cost of revenue	$14,180	$6,182	$5,305	$2,616

Gross profit	$30,198	$16,154	$11,899	$5,017

Operating expenses:
Research and development, net	$5,692	$4,027	$1,658	$785
Selling and marketing, net	$32,638	$22,781	$12,429	$8,125
General and administrative	$5,310	$4,072	$1,653	$1,660
Total operating cost and expenses	$43,640	$30,880	$15,740	$10,570

Loss from operations	$(13,442)	$(14,726)	$(3,841)	$(5,553)

Financing income, net	$631	$345	$188	$142

Loss before taxes on income	$(12,811)	$(14,381)	$(3,653)	$(5,411)

Income tax expense (benefit)	$(250)	$21	$-	$(188)

Net loss	$(12,561)	$(14,402)	$(3,653)	$(5,223)

Net loss per share - Basic and diluted	$(0.26)	$(0.33)	$(0.07)	$(0.11)

Weighted average common shares outstanding - Basic and diluted	48,334	43,981	49,011	46,159

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	September 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$49,028	$14,954
Short-term investments	44,280	37,862
Trade receivables	6,185	8,225
Other current assets	2,011	1,728
Inventory	8,382	4,715
Total current assets	109,886	67,484

Non-current assets
Long-term investments	5,471	9,017
Property and equipment, net	4,146	3,615
Intangible assets, net	2,009	2,258
Other non-current assets	989	351
Total non-current assets	12,615	15,241

Total assets	$122,501	$82,725

Current liabilities
Trade payables	$1,654	$5,018
Deferred revenue	3,717	4,031
Other current liabilities	10,740	8,462
Total current liabilities	16,111	17,511

Non-current liabilities
Employee benefits	448	325
Total non-current liabilities	448	325

Total liabilities	16,559	17,836

Equity
Share capital	134	124
Share premium	217,145	174,647
Amounts allocated to warrants	9,629	-
Capital reserve for share-based payment transactions	11,336	9,859
Foreign currency translation reserve	2,119	2,119
Accumulated loss	(134,421)	(121,860)
Total equity	105,942	64,889

Total liabilities and equity	$122,501	$82,725

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)
(UNAUDITED)

	Nine months ended		Three months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cash flows from operating activities:
Loss for the period	$(12,561)	$(14,402)	$(3,653)	$(5,223)
Adjustments:
Depreciation and amortization	$1,107	$476	$393	$180
Gain on sale of property and equipment	$-	$(6)	$-	$(6)
Finance income, net	$(328)	$(313)	$(209)	$(140)
Share-based expenses	$4,975	$3,378	$2,553	$1,244
Income tax expense (tax benefit)	$(250)	$21	$-	$(188)
	$5,504	$3,556	$2,737	$1,090

Change in inventory	$(3,967)	$(1,288)	$(1,017)	$(557)
Change in trade and other accounts receivable	$1,774	$2,076	$514	$(301)
Change in prepaid lease fees	$(30)	$(18)	$(8)	$(14)
Change in trade and other accounts payable	$(940)	$1,635	$(1,732)	$302
Change in employee benefits	$123	$39	$(13)	$(29)
	$(3,040)	$2,444	$(2,256)	$(599)

Interest received	$432	$235	$249	$98
Income tax paid	$(15)	$(38)	$-	$1
	$417	$197	$249	$99

Net cash used in operating activities	$(9,680)	$(8,205)	$(2,923)	$(4,633)

Cash flows from investing activities:
Proceeds from (investment in) short-term investments and deposits, net	$1,416	$(11,617)	$(9,019)	$(9,240)
Purchase of long-term investments	$(4,288)	$(8,906)	$(3,665)	$(7,781)
Proceeds in long-term investments	$-	$498	$-	$498
Purchase of property and equipment	$(1,557)	$(1,735)	$(244)	$(628)
Capitalization of development costs	$-	$(1,517)	$-	$(920)
Net cash used in investing activities	$(4,429)	$(23,277)	$(12,928)	$(18,071)

Cash flows from financing activities:
Proceeds from issuance of ADRs, net	$40,000	$31,416	$40,000	$19,521
Proceeds from exercise of share options by employees	$8,293	$3,587	$4,574	$3,464
Proceeds from exercise of share options and warrants, net	$-	$481	$-	$-
Net cash provided by financing activities	$48,293	$35,484	$44,574	$22,985

Net increase in cash and cash equivalents	$34,184	$4,002	$28,723	$281
Cash and cash equivalents at the beginning of the period	$14,954	$13,519	$20,347	$17,277
Effect of exchange rate differences on balances of cash and cash equivalents	$(110)	$76	$(42)	$39
Cash and cash equivalents at the end of the period	$49,028	$17,597	$49,028	$17,597

Supplementary cash flows information:
Purchase of property and equipment in credit	$(96)	$(68)	$(96)	$(68)
Issuance costs in credit	$(22)	$(385)	$(22)	$(385)
Capitalization of development expenses on credit	$-	$(20)	$-	$(20)
Classification of inventory to fixed assets	$300	$-	$300	$-

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
 (UNAUDITED)

	Nine month period		Three month period
	ended September 30,		ended September 30,
	2017	2016	2017	2016
GAAP gross profit	$30,198	$16,154	$11,899	$5,017
Amortization of intangible assets	250	-	85	-
Share-based payments	248	170	140	87
Non-GAAP gross profit	$30,696	$16,324	$12,124	$5,104
GAAP gross profit as percentage of revenues	68.0%	72.3%	69.2%	65.7%
Non-GAAP gross profit as percentage of revenues	69.2%	73.1%	70.5%	66.9%

GAAP operating expenses	$43,640	$30,880	$15,740	$10,570
Share-based payments:
Research and development	$641	$695	$289	$348
Selling and marketing	$2,363	$1,972	$1,512	$757
General and administrative	$1,723	$971	$612	$482
Development costs capitalization	$-	$(2,332)	$-	$(1,321)
Non-GAAP operating expenses	$38,913	$29,574	$13,327	$10,304

GAAP operating loss	$(13,442)	$(14,726)	$(3,841)	$(5,553)
Non-GAAP operating loss	$(8,217)	$(13,250)	$(1,203)	$(5,200)

GAAP net loss	$(12,561)	$(14,402)	$(3,653)	$(5,223)
Amortization of intangible assets	$250	$-	$85	$-
Share-based payments	$4,975	$3,808	$2,553	$1,674
Development costs capitalization	$-	$(2,332)	$-	$(1,321)
Non-GAAP net loss	$(7,336)	$(12,926)	$(1,015)	$(4,870)

GAAP basic and diluted loss per share	$(0.26)	$(0.33)	$(0.07)	$(0.11)

Non-GAAP basic and diluted loss per share	$(0.15)	$(0.29)	$(0.02)	$(0.11)